File Number: 82-34808

CATLIN GROUP LIMITED

RECEIVED

2005 JUN 21 A 10:




05009161

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

SUPPL

10 June 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

1. Holding in Company 10 June 2005

Yours faithfully,

Krupali Patel

82-36808.

Catlin Group Limited
10 June 2005

Holding in Company

Catlin Group Limited (the Company) received notification on 10 June 2004 that:

- J.P. Morgan Capital L.P. had disposed of its entire holding of 3,193,016 (2.07%) Common Shares in the Company; and

- J.P. Morgan Corsair II Capital Partners Bermuda Ltd. had disposed of its entire holding of 14,160,333 (9.19%) Common Shares in the Company.

Both entities continue to hold warrants to purchase a number of common shares below the reporting threshold.